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Follow-Up Materials

03007140

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sakuriya Steel Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

FILE NO. 82- 5008 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/5/03

82-5008

Deloitte
Touche
Tohmatsu

AR/S
12-31-02

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements

Year ended December 31, 2002

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Building, 25th Floor,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand

Tel : 66 (0) 2676 5700
Fax : 66 (0) 2676 5757
www.deloitteap.com

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120

โทร : 66 (0) 2676 5700
แฟ็กซ์ : 66 (0) 2676 5757

Deloitte Touche Tohmatsu

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and the balance sheets of Sahaviriya Steel Industries Public Company Limited as at December 31, 2002 and 2001, and the related consolidated and Company's statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Company's financial statements present fairly, in all material respects, the financial position of Sahaviriya Steel Industries Public Company Limited and its subsidiaries and of Sahaviriya Steel Industries Public Company Limited as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Without qualifying our opinion, as per the detail discussed in Note 10 to the financial statements, the Company is in the process of obtaining waivers from all creditors to cancel the covenant according to the debt restructuring agreement which requires the Company to make a loan prepayment, resulting from the higher than expected cash flows and debt service coverage ratio from the restructuring plan.

Chongchitt Leekbhai
Certified Public Accountant (Thailand)
Registration No. 2649
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
January 31, 2003

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	111,109	193,826	44,540	4,067
Temporary investments	202,495	-	-	-
Accounts and notes receivable				
Related parties (Note 16.3)	1,345,225	889,061	1,327,808	802,530
Others	952,331	706,025	948,472	702,207
	2,297,556	1,595,086	2,276,280	1,504,737
Less Allowance for doubtful accounts	(400,444)	(471,431)	(393,888)	(393,888)
Accounts and notes receivable - net	1,897,112	1,123,655	1,882,392	1,110,849
Short-term loans and advances to related parties (Note 16.2)	60	42	137	45
Inventories (Note 6)	10,989,810	4,879,720	11,039,232	4,895,868
Other current assets				
Advance payments	23,514	16,934	23,499	16,880
Value-added-tax refundable claims	79,332	15,553	79,332	15,553
Other receivables	2,051	2,424	2,105	2,556
Prepaid expenses	13,694	4,826	12,645	4,096
Deposit at bank used as collateral	16,200	16,200	-	-
Others	36,554	17,767	18,535	11,037
Total Current Assets	13,371,931	6,270,947	13,102,417	6,060,951
NON-CURRENT ASSETS				
Investments using the equity method (Note 16.1)	561,621	561,621	1,080,363	916,462
Property, plant and equipment - net (Note 7)	16,923,996	15,992,899	15,375,183	14,609,369
Others non-current assets (Note 8)	8,535	8,271	5,947	6,089
Total Non-Current Assets	17,494,152	16,562,791	16,461,493	15,531,920
TOTAL ASSETS	30,866,083	22,833,738	29,563,910	21,592,871

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and short-term loans from financial institutions (Note 9)				
Short-term loans	1,728,000	1,800,000	1,728,000	1,800,000
Trade finance loans	3,155,862	340,218	3,155,862	340,218
Accounts and notes payable	1,194,138	1,122,155	1,198,516	1,135,432
Current portion of long-term loans (Note 10)	220,760	83,271	-	-
Current portion of long-term liabilities	7,683	7,772	2,455	2,478
Other current liabilities				
Accrued expenses	220,826	121,454	228,589	131,663
Others	28,993	28,776	18,261	15,847
Total Current Liabilities	6,556,262	3,503,646	6,331,683	3,425,638
NON-CURRENT LIABILITIES				
Long-term loans (Note 10)	12,372,365	12,285,757	11,696,426	11,384,674
Convertible debentures (Note 11)	2,582,151	2,537,026	2,582,151	2,537,026
Others non-current liabilities				
Obligations under hire-purchase agreements	5,230	6,449	2,748	3,644
Payable for purchase of land	2,000	5,000	-	-
Total Non-Current Liabilities	14,961,746	14,834,232	14,281,325	13,925,344
TOTAL LIABILITIES	21,518,008	18,337,878	20,613,008	17,350,982

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
ADDITIONAL PAID-IN CAPITAL				
Premium on ordinary share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 7.2)	6,268,939	4,993,350	6,268,939	4,993,350
DISCOUNT ON CAPITAL				
Discount on ordinary share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(5,848,037)	(9,281,461)	(5,848,037)	(9,281,461)
Total Company Shareholders' Equity	8,950,902	4,241,889	8,950,902	4,241,889
MINORITY INTEREST	397,173	253,971	-	-
Total Shareholders' Equity	9,348,075	4,495,860	8,950,902	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	30,866,083	22,833,738	29,563,910	21,592,871

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Revenues from the sales of goods	23,714,965	12,916,652	23,714,965	12,916,652
Revenues from the rendering of services	253,348	187,761	-	-
Other income				
Gain on exchange	48,726	48,873	49,722	28,387
Others	54,583	32,123	53,011	31,000
Share of profit from investment using the equity method	-	-	168,082	-
Total Revenues	24,071,622	13,185,409	23,985,780	12,976,039
EXPENSES				
Cost of the sales of goods	18,384,024	11,980,179	18,819,219	12,235,874
Cost of the rendering of services	315,278	227,120	-	-
Selling and administrative expenses	764,145	455,272	719,582	414,639
Doubtful accounts	-	175,093	-	-
Doubtful accounts (Reversal)	(27,957)	(5,465)	-	(5,119)
Equity in undistributed net loss of subsidiaries	-	-	-	8,584
Other expenses	110,221	23,271	109,254	22,910
Directors' remuneration	3,785	3,920	3,185	3,360
Total Expenses	19,549,496	12,859,390	19,651,240	12,680,248
PROFIT BEFORE INTEREST EXPENSES AND INCOME TAX	4,522,126	326,019	4,334,540	295,791
INTEREST EXPENSES	933,804	1,039,559	901,116	995,447
INCOME TAX EXPENSES	7,679	4,180	-	-
PROFIT (LOSS) AFTER TAX	3,580,643	(717,720)	3,433,424	(699,656)
NET PROFIT OF MINORITY INTEREST	(147,219)	18,064	-	-
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	3,433,424	(699,656)	3,433,424	(699,656)
EXTRAORDINARY ITEM				
Gain from settlement of debts	-	70,000	-	70,000
NET INCOME (LOSS)	3,433,424	(629,656)	3,433,424	(629,656)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
EARNINGS (LOSS) PER SHARE					
Basic earning (loss) per share before extraordinary item	**BAHT**	4.03	(0.82)	4.03	(0.82)
Extraordinary item	**BAHT**	-	0.08	-	0.08
Basic earning (loss) per share	**BAHT**	4.03	(0.74)	4.03	(0.74)
Diluted earnings per share	**BAHT**	2.73	-	2.73	-
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES					
Basic earnings per share	**'000 SHARES**	853,000	853,000	853,000	853,000
Diluted earnings per share	**'000 SHARES**	1,310,143	-	1,310,143	-

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	(3,600,000)	(8,651,805)	276,052	5,297,937
Amortization	-	-	(150,340)	-	-	-	(150,340)
Net loss	-	-	-	-	(629,656)	-	(629,656)
Minority interest decrease	-	-	-	-	-	(22,081)	(22,081)
Ending balance December 31, 2001	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	253,971	4,495,860
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	253,971	4,495,860
Amortization	-	-	(269,827)	-	-	-	(269,827)
Net appraisal increment (See Note 7.2)	-	-	1,545,416	-	-	-	1,545,416
Net income	-	-	-	-	3,433,424	-	3,433,424
Minority interest increase	-	-	-	-	-	143,202	143,202
Ending balance December 31, 2002	8,530,000	3,600,000	6,268,939	(3,600,000)	(5,848,037)	397,173	9,348,075

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	Ordinary Share Capital	Additional Paid-in Capital	Unrealized Increment per Assets Appraisal	Discount on Capital	Unappropriated Retained Earnings (Deficit)	Total
Beginning balance January 1, 2001	8,530,000	3,600,000	5,143,690	(3,600,000)	(8,651,805)	5,021,885
Amortization	-	-	(150,340)	-	-	(150,340)
Net loss	-	-	-	-	(629,656)	(629,656)
Ending balance December 31, 2001	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	4,241,889
Beginning balance January 1, 2002	8,530,000	3,600,000	4,993,350	(3,600,000)	(9,281,461)	4,241,889
Amortization	-	-	(269,827)	-	-	(269,827)
Net appraisal increment (See Note 7.2)	-	-	1,545,416	-	-	1,545,416
Net income	-	-	-	-	3,433,424	3,433,424
Ending balance December 31, 2002	8,530,000	3,600,000	6,268,939	(3,600,000)	(5,848,037)	8,950,902

Notes to the financial statements form an integral part of these statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	3,433,424	(699,656)	3,433,424	(699,656)
Items to reconcile net income (loss) to				
net cash flows from operations :				
Doubtful accounts (Reversal)	(27,957)	(5,465)	-	(5,119)
Doubtful accounts	-	175,093	-	-
Depreciation	601,369	430,030	534,493	369,348
Amortization	-	1,274	-	884
Unrealized gain from short-term investment	(2,495)	-	-	-
Provision for diminution in value of inventories (Reversal)	230,789	(210)	230,789	(210)
Additional interest on debt restructuring	355,019	293,773	356,877	290,505
Realized (gain) loss on exchange	17,836	(1,479)	17,836	(1,479)
Unrealized (gain) loss on exchange	(12,663)	(18,705)	(12,663)	1,781
Gain on sales of property, plant and equipment	(2,388)	(1,429)	(2,276)	(976)
Loss on disposal of property, plant and equipment	130,736	23,400	129,761	22,910
Share of (profit) loss from investment using the equity method	-	-	(168,082)	8,584
Loss from barge sinking	-	4,598	-	4,598
Minority interest	147,219	(18,064)	-	-
Net income (loss) from operations before changes in operating assets and liabilities	4,870,889	183,160	4,520,159	(8,830)
Operating assets (increase) decrease				
Accounts and notes receivable - related parties	(526,777)	25,436	(525,279)	25,391
Accounts and notes receivable - others	(246,351)	63,897	(246,310)	63,704
Inventories	(6,340,879)	203,562	(6,374,152)	214,847
Short-term loans and advances to related parties	(18)	107	(91)	123
Advance payments	(6,580)	39,464	(6,619)	13,893
Valued-added-tax refundable claims	(63,779)	(15,553)	(63,779)	(15,553)
Other receivables	24,676	893	451	1,257
Prepaid expenses	(8,869)	(107)	(8,549)	(762)
Other current assets - others	(18,786)	(5,060)	(7,499)	(1,320)
Other non-current assets	(263)	533	142	(856)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31,

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating liabilities increase (decrease)				
Accounts and notes payable	74,639	414,714	65,740	430,968
Accrued expenses	99,372	16,280	96,926	15,530
Other current liabilities	249	(31,336)	2,446	(10,110)
Net cash provided by (used in) operating activities	(2,142,477)	895,990	(2,546,414)	728,282
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of shares in a subsidiary	-	-	-	(25,000)
Other investment increase	(200,000)	-	-	-
Purchases of property, plant and equipment	(389,825)	(201,486)	(149,996)	(128,012)
Proceeds from sales of property, plant and equipment	3,976	2,666	3,864	1,582
Short-term loans and advances to related parties	3,280	-	-	20,000
Net cash used in investing activities	(582,569)	(198,820)	(146,132)	(131,430)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(72,000)	(150,000)	(72,000)	(150,000)
Trade finance loans increase (decrease)	2,807,828	(446,642)	2,807,828	(446,642)
Repayment of long-term loans	(85,796)	(59,488)	-	-
Repayment of obligations under hire-purchase agreements	(4,703)	413	(2,809)	(100)
Repayment of payable for purchase of land	(3,000)	(3,000)	-	-
Net cash provided by (used in) financing activities	2,642,329	(658,717)	2,733,019	(596,742)
Net increase (decrease) in cash and cash equivalents	(82,717)	38,453	40,473	110
Cash and cash equivalents as at January 1	193,826	155,373	4,067	3,957
Cash and cash equivalents as at December 31	111,109	193,826	44,540	4,067
Supplemental cash flow information:				
Cash paid for interest	544,805	750,114	510,050	707,871
Cash paid for corporate income tax	20,225	1,613	532	485

Notes to the financial statements form an integral part of these statements

1. ECONOMIC TURMOIL

Thailand and many Asia Pacific countries continue to experience economic difficulties since 1997. The accompanying consolidated and Company's financial statements reflect management's current assessment of the possible impact of the economic conditions on the financial position of the Company and its subsidiaries.

In 1999, the Company and Prachuap Port Company Limited entered into debt restructuring agreements with their financial institution lenders (see Notes 10). The Company and subsidiary's abilities to perform under the restructuring is dependent on their continuing abilities to attain profitable operations.

2. BUSINESS OPERATIONS OF THE COMPANY AND SUBSIDIARIES

Sahaviriya Steel Industries Public Company Limited is a listed company in The Stock Exchange of Thailand with its head office located at 28/1 Prapawit Building, 2-3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The Company is the manufacturer of hot rolled coils. As at December 31, 2002 and 2001, the Company has 753 and 717 employees, respectively. The staff costs for 2002 and 2001 are Baht 282 million and Baht 238 million, respectively.

Prachuap Port Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 6th Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 62 Moo 3, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides deep-sea port services. As at December 31, 2002 and 2001, the subsidiary has 95 and 89 employees, respectively. The staff costs for 2002 and 2001 are Baht 30 million and Baht 26 million, respectively.

West Coast Engineering Company Limited, a subsidiary, is a registered company in Thailand with its head office located at 28/1 Prapawit Building, 3rd Floor, Surasak Road, Silom, Bangrak, Bangkok and its plant located at 9 Moo 7, Ban Klang Na-Yai Ploy Road, Mae Rumphueng, Bang Saphan, Prachuap Khirikhan. The subsidiary provides engineering design and supervision services including repair and maintenance services. As at December 31, 2002 and 2001, the subsidiary has 225 and 203 employees, respectively. The staff costs for 2002 and 2001 are Baht 69 million and Baht 55 million, respectively.

In 2001, the decrease in selling prices of hot rolled steel due to low global prices and dumping from many countries affected the Company and its subsidiaries' operations. However, the Government has continuously issued the announcements in 2002 as follows:

On January 25, 2002, the Government, by the Board of Investment, issued the announcement regarding the imposition of surcharges on imported flat rolled product of iron or non alloy steel hot rolled steel at 25% of CIF value of customs tariff with the effect for the period of six months which expired on July 28, 2002.

.../2

Subsequently, on July 23, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce approved the imposition of antidumping measure according to Section 31 of the Antidumping and Countervailing Act B.E. 2542 for coil or non-coil hot rolled steel originated from 14 countries by requiring guarantees at the rate of 30% of CIF value for the period of six-months after the imposition of surcharges on imported hot rolled steel according to the Board of Investment's Announcement, as described in the above paragraph, had expired.

Subsequently on November 8, 2002, the Committee on Dumping and Subsidies, Department of Foreign Trade, Ministry of Commerce by Sections 41, 42, and 73 (1) of the Antidumping and Countervailing Act. B.E. 2542 approved the announcement of antidumping for coil and non-coil hot rolled steel originated from 14 countries by requiring temporarily payment of duties or letter of guarantee by factory or country at various determined rates, which minimum and maximum determined rates are in the range between 5.98% to 136.50% of CIF value for the period of four months from November 18, 2002.

As a result of continuous actions of the Government as mentioned above, the Company has significant amount of profit from its operations in 2002 attributable to significant increase in sales volume, which not only domestic demand for hot rolled steel increased from economic recovery in construction and auto-mobile industries but also the average prices of hot rolled steel increased according to rising global prices. In addition, the Company has higher volume of export with the export prices higher than domestic prices.

3. BASIS FOR PREPARATION OF THE CONSOLIDATED AND COMPANY'S FINANCIAL STATEMENTS

3.1 The consolidated and Company's financial statements are presented in accordance with the Notification of the Department of Commercial Registration dated September 14, 2001 regarding "The Brief Particulars in the Financial Statements B.E. 2001" to be effective for financial statements covering the period beginning on or after January 1, 2002 and the financial statements for the year ended 2001 have been reclassified to conform to the classifications used in the financial statements for the year ended 2002.

The Company prepares its financial statements in conformity with accounting principles and practices generally accepted in Thailand.

3.2 The consolidated financial statements include the accounts of the Company, Prachuap Port Company Limited and West Coast Engineering Company Limited of which the Company has a holding of 51% and 99.99%, respectively, after eliminating inter-company transactions and balances.

3.3 Certain reclassifications have been made to the consolidated and Company's financial statements for the year ended December 31, 2001 to conform to the classifications used in the current interim financial statements as follows:

- Deferred interest expenses on debt restructuring of convertible debentures of Baht 137 million, which was previously included in long-term loan, are included in convertible debentures.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Company recognizes income from sales when goods are delivered to the customers in accordance with the delivery term in the sale contracts.

The subsidiaries recognize income from services when services are rendered to their customers.

4.2 Cash and cash equivalents include cash in hand and all types of deposits at banks and at financial institutions with original maturities of 3 months or less, excluding cash at banks used as collateral.

4.3 Temporary investment is investment units in an open-end mutual fund which are classified as securities for trading and stated at fair value. Gain or loss on the change in fair value is recognized as income or expense in the statement of income.

4.4 Allowance for doubtful accounts is based on management's evaluation of accounts which are considered uncollectable. Allowance for doubtful accounts is provided at 100% for overdue balances exceeding 6 months.

4.5 Inventories are stated at cost or net realizable value whichever is the lower. Raw materials, rolls, which are part of consumable goods, and finished goods are stated at cost by the specific identification method. Other inventories are stated at cost by the weighted average method.

4.6 Property is stated at revalued amount. Plant and equipment are stated at revalued amount less accumulated depreciation.

The Company and Prachuap Port Company Limited engaged an independent professional appraiser to appraise certain land, buildings, machinery, berth and berth facilities. The increment resulting from the appraisal was recorded in the account as unrealized increment per assets appraisal and is presented as a component of shareholders' equity.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, except for machinery and equipment in production line of the Company, which is calculated by production based method, and machinery and computer equipment of West Coast Engineering Company Limited, which is calculated by the double declining method, as follows:

Land improvement	5 Years
Leasehold right for land	10 Years
Leasehold improvement	5 Years
Buildings	20 Years
Machinery and equipment in production line	Production units
Hot Rolled Coil Strip Mill	Estimated at a total of 48 MT
Hot Finishing Line Mill	Estimated at a total of 26 MT
The Second Skill Pass Mill	Estimated at a total of 14 MT
Other machinery and equipment	5-10 Years
Office furniture and fixtures	5 Years
Vehicles	5 Years
Roads	5 Years
Berth and berth facilities	5-30 Years
Tug boats	5 Years

Depreciation for buildings, machinery and berth and berth facilities under appraisals is based on the estimated remaining useful lives and presented as a deduction from the unrealized increment per assets appraisal.

4.7 Assets and liabilities denominated in foreign currencies are translated into Baht at rates of exchange prevailing at the transaction dates. All balances of assets, liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference exchange rates established by the Bank of Thailand at that date. All foreign exchange gains or losses are recognized in the statement of income.

The Company has adopted a policy to cover foreign currency exposure for certain liabilities by entering into forward exchange contracts with banks. Exchange differences between forward exchange contract rates and spot rates are deferred and amortized over the period of contracts, and included in the measurements of the purchases or sales.

4.8 Income tax expense is based on tax paid and accrued for the current period.

4.9 Basic earnings (loss) per share are calculated by dividing net income (loss) by the number of weighted average ordinary shares outstanding at the balance sheet date. In the case of a capital increase, the number of shares is weighted according to time of subscription received for the increase in issued and paid-up capital.

As at December 31, 2001, the Company has Baht-denominated debentures convertible to ordinary shares. However, the conversion of Baht-denominated debentures to ordinary shares would decrease net loss per share. Therefore, the effects of anti-dilutive potential ordinary shares are ignored in calculating earnings (loss) per share.

4.10 Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual results may differ from those estimates.

5. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For the year ended December 31, 2002, non-cash transactions for investing activities which are not shown in the statements of cash flows are as follows:

	CONSOLIDATED **Baht'000**	THE COMPANY ONLY **Baht'000**
- Investing activities		
Vehicles purchased under hire-purchase agreements	3,393	1,890

For the year ended December 31, 2001, non-cash transactions for investing activities and financing activities which are not shown in the statements of cash flows are as follows:

	CONSOLIDATED Baht'000	THE COMPANY ONLY Baht'000
- Investing activities		
Vehicles purchased under hire-purchase Agreements	3,826	-
Construction in progress decreased from the cancellation of shipbuilding contract	147,473	-
Tools and equipment transferred from inventory	87,581	87,581
Land transferred in as a settlement of debt	35,190	35,190
- Financing activities		
Long-term loans decreased from the offsetting of debts with accounts receivable	384,254	384,254

6. **INVENTORIES**

Inventories consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Finished goods	2,011,083	1,176,296	2,023,541	1,185,125
Raw materials	6,420,658	1,829,244	6,464,986	1,842,036
Spare parts and consumable goods	920,817	853,940	913,453	848,467
Goods in transit	1,868,041	1,020,240	1,868,041	1,020,240
	11,220,599	4,879,720	11,270,021	4,895,868
Less Provision for loss on diminution in value of spare parts and consumable goods	(230,789)	-	(230,789)	-
	10,989,810	4,879,720	11,039,232	4,895,868

As at December 31, 2002 and 2001, all finished goods and raw materials are pledged as collateral for short-term loans from banks (see Notes 9 and 10).

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of following:

	CONSOLIDATED				
	Balance as at January 1, 2002	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Property, plant and equipment					
Land and land improvement	1,132,601	133,249	(61)	2,668	1,268,457
Land - appraisal increase	227,860	-	(223,958)	-	3,902
Total	1,360,461	133,249	(224,019)	2,668	1,272,359
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	-	-	-	2,982
Buildings	1,168,959	1,143	(7,454)	11,501	1,174,149
Buildings - appraisal increase	215,539	132,163	(1,624)	-	346,078
Total	1,384,498	133,306	(9,078)	11,501	1,520,227
Machinery and equipment	10,686,658	27,604	(151,000)	69,477	10,632,739
Machinery and equipment - appraisal increase	4,443,370	5,403,172	(64,056)	-	9,782,486
Total	15,130,028	5,430,776	(215,056)	69,477	20,415,225
Machinery and equipment - others	147,363	1,927	(5,228)	13,349	157,411
Office furniture and fixtures	139,225	13,947	(4,114)	4,717	153,775
Vehicles	52,057	8,879	(6,449)	-	54,487
Roads	19,667	1,924	-	-	21,591
Roads - appraisal increase	5,484	10,700	-	-	16,184
Total	25,151	12,624	-	-	37,775
Berth and berth facilities	990,646	-	-	-	990,646
Berth and berth facilities - appraisal increase	201,524	-	-	-	201,524
Total	1,192,170	-	-	-	1,192,170
Tug boats	39,871	-	-	66,284	106,155
Total property, plant and equipment - at revalued amount	19,486,131	5,734,708	(463,944)	167,996	24,924,891

	CONSOLIDATED (CONTINUED)				
	Balance as at January 1, 2002	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Accumulated depreciation					
Land and land improvement	50,509	5,743	(32)	-	56,220
Leasehold right for land	9,192	1,232	-	-	10,424
Leasehold improvement	2,980	2	-	-	2,982
Buildings	410,172	60,610	(2,453)	-	468,329
Buildings - appraisal increase	52,305	53,117	(430)	-	104,992
Total	462,477	113,727	(2,883)	-	573,321
Machinery and equipment	1,881,851	465,226	(45,253)	-	2,301,824
Machinery and equipment - appraisal increase	493,511	3,945,245	(21,334)	-	4,417,422
Total	2,375,362	4,410,471	(66,587)	-	6,719,246
Machinery and equipment - others	123,096	7,807	(5,089)	-	125,814
Office furniture and fixtures	105,974	13,452	(4,056)	-	115,370
Vehicles	26,366	8,295	(5,586)	-	29,075
Roads	17,712	1,027	-	-	18,739
Roads - appraisal increase	5,455	29	-	-	5,484
Total	23,167	1,056	-	-	24,223
Berth and berth facilities	284,776	33,987	-	-	318,763
Berth and berth facilities - appraisal increase	26,660	8,198	-	-	34,858
Total	311,436	42,185	-	-	353,621
Tug boats	39,225	3,988	-	-	43,213
Total accumulated depreciation	3,529,784	4,607,958	(84,233)	-	8,053,509
Property, plant and equipment - net	15,956,347				16,871,382
Construction in progress	36,552	204,565	(20,507)	(167,996)	52,614
Total property, plant and equipment	15,992,899				16,923,996
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal					
2002					601,369
2001					430,030

	THE COMPANY ONLY				
	Balance As at January 1, 2002	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Property, plant and equipment					
Land and land improvement	749,622	460	-	997	751,079
Land - appraisal increase	227,860	-	(223,958)	-	3,902
Total	977,482	460	(223,958)	997	754,981
Leasehold right for land	12,325	-	-	-	12,325
Leasehold improvement	2,982	-	-	-	2,982
Buildings	1,110,551	369	(7,785)	8,991	1,112,126
Buildings - appraisal increase	215,539	132,163	(1,624)	-	346,078
Total	1,326,090	132,532	(9,409)	8,991	1,458,204
Machinery and equipment	10,604,520	14,214	(148,879)	65,993	10,535,848
Machinery and equipment - appraisal increase	4,443,371	5,403,172	(64,056)	-	9,782,487
Total	15,047,891	5,417,386	(212,935)	65,993	20,318,335
Machinery and equipment - others	147,911	3,457	(5,285)	15,246	161,329
Office furniture and fixtures	124,210	10,890	(3,636)	1,026	132,490
Vehicles	32,119	2,901	(4,151)	-	30,869
Roads	15,256	-	-	-	15,256
Roads – appraisal increase	5,484	10,700	-	-	16,184
Total	20,740	10,700	-	-	31,440
Total property, plant and equipment - at revalued amount	17,691,750	5,578,326	(459,374)	92,253	22,902,955

	THE COMPANY ONLY (CONTINUED)				
	Balance As at January 1, 2002	Additions	Deductions	Transfers between accounts	Balance as at December 31, 2002
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Accumulated depreciation					
Land and land improvement	48,046	4,165	-	-	52,211
Leasehold right for land	9,192	1,232	-	-	10,424
Leasehold improvement	2,980	2	-	-	2,982
Buildings	406,703	56,377	(3,023)	-	460,057
Buildings - appraisal increase	52,305	53,117	(430)	-	104,992
Total	459,008	109,494	(3,453)	-	565,049
Machinery and equipment	1,841,750	450,220	(44,024)	-	2,247,946
Machinery and equipment - appraisal increase	493,511	3,945,245	(21,334)	-	4,417,422
Total	2,335,261	4,395,465	(65,358)	-	6,665,368
Machinery and equipment - others	123,257	8,304	(5,094)	-	126,467
Office furniture and fixtures	99,356	9,767	(3,411)	-	105,712
Vehicles	19,206	4,380	(3,323)	-	20,263
Roads	15,209	47	-	-	15,256
Roads - appraisal increase	5,455	29	-	-	5,484
Total	20,664	76	-	-	20,740
Total accumulated depreciation	3,116,970	4,532,885	(80,639)	-	7,569,216
Property, plant and equipment - net	14,574,780				15,333,739
Construction on progress	34,589	119,615	(20,507)	(92,253)	41,444
Total property, plant and equipment	14,609,369				15,375,183
Depreciation for the year excluded depreciation from unrealized increment per assets appraisal					
2002					534,493
2001					369,348

.../10

7.1 Certain land, buildings and machinery representing more than 90% of the total value of such assets are mortgaged as collateral for bank overdrafts, loans from banks and long-term loans (see Notes 9 10, and 11).

7.2 In 2002, the Company engaged an independent professional appraiser, American Appraisal (Thailand) Limited, to reappraise the plant facilities for the second time after the first appraisal in 1997 . In 1998, Prachuap Port Company Limited engaged such company to appraise its new berth and berth facilities. The appraisal reports submitted by the appraiser were as of December 11, 2002 and September 25, 1998, respectively.

The results of the second appraisals of the Company were as follows:

	Baht : '000
Appraisal increment - Land	3,902
Appraisal increment - Buildings	241,085
Appraisal increment - Machinery	5,365,065
Appraisal increment - Facilities	10,700

The method of appraisal for the value of buildings, machinery and berth and facilities was the depreciated replacement cost to reflect the unexpired service potential of the assets with regard to age and condition.

The increment resulting from the appraisal is recorded in the accounts as unrealized increment per assets appraisal and is included as a component of shareholders' equity.

In addition, the Company and such subsidiary evaluate the recoverable amounts by using the discounted cash flow method, and expect that the recoverable amounts were higher than the appraisal values from such depreciated replacement cost basis.

The Company and such subsidiary have a policy to review and adjust the depreciated appraisal value of assets on a periodic basis.

As at December 31, 2002 and 2001, the Company, subsidiary and related company have recorded unrealized appraisal increment for assets and recognized unrealized increment per assets appraisal in shareholders' equity as follows:

	CONSOLIDATED AND THE COMPANY ONLY				
	2002				
	Land	Building	Machinery	Berth and facilities	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	3,902	241,085	5,365,065	10,700	5,620,752
The subsidiary	-	-	-	86,566	86,566
The related company	-	-	561,621	-	561,621
	3,902	241,085	5,926,686	97,266	6,268,939

	CONSOLIDATED AND THE COMPANY ONLY				
	2001				
	Land	Building	Machinery	Berth	Total
	Baht'000	Baht'000	Baht'000	Baht'000	Baht'000
Unrealized increment per assets appraisal of :					
The Company	227,860	163,262	3,949,860	-	4,340,982
The subsidiary	-	-	-	90,747	90,747
The related company	-	-	561,621	-	561,621
	227,860	163,262	4,511,481	90,747	4,993,350

7.3 The Company has the assets which are fully depreciated but still in use as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
	Baht'000	Baht'000	Baht'000	Baht'000
Cost of assets before fully depreciated but still in use	332,336	274,229	255,167	217,611

7.4 The Company may be affected by the Supreme Court's verdict to demolish its building and structures, having the book value of Baht 19.4 million, located on the leased land under dispute. Currently, the lessor is appealing to the Supreme Court.

8. OTHER NON-CURRENT ASSETS

Other non-current assets include receivable from cancellation of shipbuilding contract as follows:

	CONSOLIDATED		THE COMPAMY ONLY	
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
	Baht	Baht	Baht	Baht
Receivable from cancellation of shipbuilding contract	143,713	167,958	-	-
Less Allowance for doubtful account	(143,713)	(167,958)	-	-
	-	-	-	-

Receivable from cancellation of shipbuilding contract represents the transaction of Prachuap Port Company Limited which cancelled the shipbuilding contract relating to the tugboats. The supplier agreed to return all the money paid of USD 3.81 million or Baht 167.96 million within fifteen installments from July 8, 2002 to March 8, 2007. The subsidiary is currently in the process of preparing the official repayment agreement with the supplier. In 2002, the supplier repaid a portion in the amount of USD 0.55 million or Baht 24.25 million to the subsidiary. However, the subsidiary has provided for the allowance for doubtful debt in full for the remaining amount due to the uncertainty of the recoverability.

9. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

Short-term loans from financial institutions included the revolving short-term loan facilities with a maximum amount of Baht 3,210 million, which were carried over from debt restructuring on June 30, 1999 and trade financing loans which represent short-term trade financing from financial institutions after debt restructuring with a credit limit of Baht 2,564 million which can be adjusted in accordance with the Company's operational performance but not exceeding Baht 4,200 million. The trade financing facilities include letters of credit, trust receipts, promissory notes, bills discounted, packing credits and letters of bank guarantee.

Such short-term loans are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds including the pledge of raw materials and finished products owned by the Company to the lenders (see Note 6).

As at December 31, 2002 and 2001, the Company has unused credit facilities of Baht 294 million and 1,855 million respectively, from the revolving trade financing. Commission and withdrawal terms are in accordance with the debt restructuring agreement.

10. LONG-TERM LOANS

Long-term loans consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
	Baht'000	Baht'000	Baht'000	Baht'000
Loan repayable semi-annually from December 2004 onwards	10,848,769	10,848,769	10,848,769	10,848,769
Loan repayable monthly from May 2002 - 2004 and semi-annually from June 2004 onwards	773,083	832,500	-	-
Loan repayable monthly from April 2001 onwards	-	26,380	-	-
Loan which may be forgiven	112,959	112,959	-	-
	11,734,811	11,820,608	10,848,769	10,848,769
Less Current portion	(220,760)	(83,271)	-	-
	11,514,051	11,737,337	10,848,769	10,848,769
Deferred interest expenses	858,314	548,420	847,657	535,905
	12,372,365	12,285,757	11,696,426	11,384,674

On June 30, 1999, the Company and the financial institution lenders entered into a debt restructuring agreement to modify the terms of short-term and long-term loans in the total amount of Baht 16,843 million. The post-restructuring loans consist of the following:

10.1 Long-term loans in the total amount of Baht 11,233 million with 12-year, 15-year and 20-year maturity, fixed interest rate during the first two years at an average interest rate of 5.2% per annum, interest rate during years 3 - 5 at the average 3-month fixed deposit rates of lending banks plus a margin of 0 - 1.5% per annum and interest rate from the sixth year onwards at an average MLR of the lending banks. Interest is payable quarterly. There is a 5-year grace period for principal repayment. Principal repayment in equal semi-annual installments starts from December 30, 2004.

.../13

10.2 Baht-denominated convertible debentures in the amount of Baht 2,400 million, divided into 10 series of Baht 240 million each with maturity on June 30, 2005 to 2014, respectively. Such convertible debentures can be converted into the Company's ordinary shares anytime over the periods of convertible debentures at an initial conversion price of Baht 5.25 per ordinary share. Such convertible debentures have fixed interest rate during the first 3 years at 1% per annum, payable annually, and interest rate from the fourth year onwards at an average MLR of lending banks, payable quarterly. On October 17, 2000, the Company issued Baht-denominated convertible debentures in amount of Baht 2,400 million according to the Company's debt restructuring agreement, and paid long-term loan amount of Baht 2,400 million on the same day.

10.3 Short-term loan in the amount of Baht 3,210 million, interest rate at an average MLR of lending banks, payable monthly. In the event that this loan is partially repaid, the Company may redraw up to Baht 500 million. In addition, the lending banks provide new revolving trade finance of Baht 4,200 million to the Company for its working capital which can be adjusted in accordance with the Company's operational performance (see Note 9).

The above short-term and long-term loans and the Baht-denominated convertible debentures are secured by the first to the third rank mortgage of land and buildings and the first to the fifth rank mortgage of machinery which represent more than 90% of total value of land, buildings and machinery (see Note 7.1), and the assignment of insurance proceeds of assets of the Company to the lenders. In addition, the short-term loans are secured by the pledge of raw materials and finished products owned by the Company. The debt restructuring agreement contains certain covenants regarding the operations, financial position and prohibition of dividend payments before July 1, 2002 and before the Company prepays or repays certain amounts of principal of long-term loans. The agreement also includes the covenants forbidding the Company to pledge its investment in shares or create any obligation thereon, and requires the Company to enter into a contract for the use of the port with Prachuap Port Company Limited for a period of 20 years.

The debt restructuring agreement requires the Company to calculate the debt service coverage ratio every 6 months commencing from July 1, 2002 onward. In the case the debt service coverage ratio is higher than 1.25 times, the Company has to make a prepayment of loans in the amount equal to half of the cash flow which is in excess of such ratio of 1.25 times. For the first six-month ended December 31, 2002, the Company has cash flows and the debt service coverage ratio higher than the forecast as per the debt restructuring plan, thus the Company has to make a prepayment of loans in the amount of Baht 1,304 million within May 15, 2003. However, the reclassification has not been made to the financial statements to present such amount as current liability because the management is in the process of obtaining waivers from all creditors to cancel the enforcement of this covenant of the debt restructuring agreement.

Prachuap Port Company Limited entered into the debt restructuring agreement with its lending bank on March 30, 1999 and an amendment agreement on June 30, 1999. Modification of the terms of debt includes (1) extension of all long-term and short-term loan principal amounts and reduction of interest thereof to a long-term loan in the amount of Baht 832.5 million with 11-year maturity, 4-year grace period of principal repayment, principal repayment every 6 months starting from the fifth year on June 30, 2004, interest payable monthly at interest rate below MLR of such bank during the first 7 years and thereafter at MLR of such bank and (2) modification of terms of payment of Baht 199 million accrued interest into Baht 86 million long-term loan with 6-year maturity, 2-year grace period for principal repayment, no interest charge during the life of loan and monthly principal repayment starting from the third year on April 30, 2001. The remaining Baht 113 million is considered as debt forgiveness, provided that the subsidiary complies with the terms of debt restructuring agreement and makes payments in full under the two portions of long-term loan. Such loan is guaranteed by certain directors and the mortgage of land, which represents 68% of total value of land, as collateral.

.../14

Deferred interest expenses are the cumulative effects of the change in interest rates to be paid at the floating rates for the restructured debts at the date of restructuring and the balance sheet date.

On January 29, 2001, the Board of Directors' meeting passed a resolution approving the Company to accept settlement of debt owed by related companies by the transfer of the right to claim on the Company's loans due to financial institution lenders in the amount of Baht 384.25 million to set-off the outstanding debts due from such related companies in amount of Baht 314.25 million. On April 27, 2001, all financial institution lenders had given their consents for this set-off transaction. Therefore, the Company recorded the difference amount of 70 million as extraordinary item-gain from settlement of debt for 2001.

11. CONVERTIBLE DEBENTURES

Convertible debentures consist of the following:

	CONSOLIDATED		THE COMPANY ONLY	
	September 30, 2002	December 31, 2001	September 30, 2002	December 31, 2001
	Baht'000	Baht'000	Baht'000	Baht'000
Convertible debentures	2,400,000	2,400,000	2,400,000	2,400,000
Deferred interest expenses	182,151	137,026	182,151	137,026
	2,582,151	2,537,026	2,582,151	2,537,026

On October 17, 2000, the Company issued Baht-denominated convetible debentures in the amount of Baht 2,400 million according to the Company's debt restructuring agreement. Details and conditions are as stated in Note 10.2. Such convertible debentures are secured by the mortgage of land, buildings and machinery (see Note 7.1) and the assignment of insurance proceeds.

Equity component part of convertible debentures has not been separately presented from the liability component part in the balance sheet because the carrying amoûnts of liability and equity elements could not be reasonably measured at the date of issuance.

As at December 31, 2002, no convertible debentures have been converted.

12. PROVIDENT FUND

The Company established Provident fund and registered according to Provident Fund Act, B.E. 2530 (1987) and Provident Fund Act (No.2), B.E. 2542 (1999).

For the years ended December 31, 2002 and 2001, the Company and subsidiary contributions included in selling and administration expenses are Baht 11.7 million and Baht 10.5 million, respectively.

13. FOREIGN EXCHANGE RISK MANAGEMENT

As at December 31, 2002 and 2001, assets and liabilities in foreign currencies consist of the following:

		CONSOLIDATED AND THE COMPANY ONLY	
		2002	**2001**
Assets	- US Dollar	9,845,498	3,011,580
Liabilities	- US Dollar	94,498,944	16,414,694
	- Italian Lira	76,270,995	313,772,595
	- Deutsche Mark	26,479	41,349
	- Yen	7,982,600	637,600
	- Euro	170,460	98,372
	- Pound Sterling	22,368	69,121

As at December 31, 2002 and 2001, the Company did not make any hedging contracts to cover assets which are due for receipt in 2003 and 2002. However, the Company entered into hedging contracts of US$ 11.9 million and US$ 24.7 million for liabilities which are due in 2003 and 2002, respectively.

14. THE INVESTMENT PROMOTION RIGHTS AND PRIVILEGES

The Company was incorporated on March 13, 1990, and commenced its operations on April 23, 1994.

The Company was granted certain rights and privileges as a promoted industry under the Investment Promotion Act B.E. 2520 (1977) according to the promotional certificate No. 1140/2533 dated August 8, 1990 and its amendments, including exemption from customs duties for machinery, reduction in customs duties on raw materials, and exemption from company income tax for a period of 8 years from the date the Company receiving the revenues from the promoted business. Such rights and privileges expired on April 22, 2002.

Subsequently, the Company is granted certain additional rights and privileges according to the promotional certificate No.6507/2545 (14-1140/2533) including exemption from customs duties for raw materials and consumable parts in production for the purpose of export at the defined period.

Prachuap Port Company Limited, a subsidiary, was incorporated on October 4, 1990, and commenced its operations on February 18, 1994.

The subsidiary received the investment promotion certificate No. 8002/2537 dated January 17, 1994 which the Board of Investment approved the promotion for the port service business. Significant rights and privileges received were the exemption from customs duties for machinery as approved by the Board of Investment and the exemption from company income tax for the period of 8 years from the date of the subsidiary receiving the revenues from the promoted business. Such rights and privileges expired on February 17, 2002.

Subsequently, on July 31, 2002, the subsidiary received the investment promotion certificate No. 1484(2)/2545, which the Board of Investment approved the promotion for the high-power tug boat service for public transportation and large products by receiving the reduction in customs duties for machinery and the exemption from company income tax on profit derived from the promoted business which is not over 100% of its investment for the period of 5 years from the date of the subsidiary receiving revenues from the promoted business. Such rights and privileges will be expired on September 30, 2007.

Shareholders of the Company and subsidiary will receive exemption from tax on dividends received during the period in which the Company and subsidiary is granted exemption from company income tax.

The Company and subsidiary thus have to comply with certain conditions contained in the promotion certificates.

.../16

15. REVENUES OF A PROMOTED INDUSTRY

Based on the Announcement of the Board of Investment No. Por 14/1998 dated December 30, 1998 regarding reporting on revenues of a promoted industry, the Company is required to report separately revenues from domestic sales and export sales and promoted and non-promoted businesses. For the year ended December 31, 2002, the required information is as follows:

	CONSOLIDATED		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	2,485,915	-	2,485,915
Domestic sales	21,229,050	-	21,229,050
Income from services	210,215	43,133	253,348
	23,925,180	43,133	23,968,313

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	2,485,915	-	2,485,915
Domestic sales	21,229,050	-	21,229,050
	23,714,965	-	23,714,965

Revenues from promoted and non-promoted businesses for the year ended December 31, 2001 is as follows:

	CONSOLIDATED		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	372,509	-	372,509
Domestic sales	12,513,820	30,323	12,544,143
Income from services	134,507	53,254	187,761
	13,020,836	83,577	13,104,413

	THE COMPANY ONLY		
	Promoted Business Baht'000	Non-promoted Business Baht'000	Total Baht'000
Revenues			
Export sales	372,509	-	372,509
Domestic sales	12,513,820	30,323	12,544,143
	12,886,329	30,323	12,916,652

16. TRANSACTIONS WITH RELATED COMPANIES

The Company and subsidiaries have transactions with related companies. These companies are related through common shareholding and/or directorship. The financial statements reflect the effects of these transactions on the basis determined by the companies concerned and are in the ordinary course of business.

16.1 Investments in subsidiary, associated, and related companies

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	2002 Cost	2002 Equity	2002 Consolidated	2002 Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance services	Shareholder	75,000	99.99	75,000	105,358	-	-
Prachuap Port Company Limited	Deep - sea port services	Shareholder	400,000	51.00	204,000	413,384	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	1,080,363	561,621	-

	Types of business	Relationship	Issued and paid up capital	% of Shareholding	2001 Cost	2001 Equity	2001 Consolidated	2001 Dividend Amount
			Baht'000		Baht'000	Baht'000	Baht'000	Baht'000
Subsidiary companies								
West Coast Engineering Company Limited	Maintenance service	Shareholder	75,000	99.99	75,000	90,504	-	-
Prachuap Port Company Limited	Deep-sea port services	Shareholder	400,000	51.00	204,000	264,337	-	-
Related companies								
Thai Coated Steel Sheet Company Limited	Producer of electro - galvanized coils	Shareholder	2,206,900	3.70	293,999	-	-	-
Thai Cold Rolled Steel Sheet Public Company Limited	Producer of cold rolled Coils	Shareholder	10,703,000	8.77	938,125	561,621	561,621	-
					1,511,124	916,462	561,621	-

.../18

On August 21, 2001 the Board of Directors' meeting passed a resolution to invest in 2.5 million new ordinary shares with a par value of Baht 10 each totalling Baht 25 million of West Coat Engineering Company Limited, the subsidiary. In addition, the Company received the consent of all financial institution lenders dated November 6, 2001 related to additional investment in West Coast Engineering Company Limited. Subsequently on November 22, 2001, the Company paid the share subscriptions in full. The increase in share capital of West Coat Engineering Company Limited did not affect a percentage of shareholding of the Company.

16.2 Loans and advances between the Company and subsidiary, associated, and related companies

	Balance As at December 31, 2001 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at December 31, 2002 Baht'000
CONSOLIDATED				
Short-term loans to related party				
- SV Marine Company Limited	63,000	-	(63,000)	-
Less Allowance for doubtful account	(63,000)	-	63,000	-
	-	-	-	-
Advances to related parties	42	60	(42)	60
Total	42	60	(42)	60

	Balance As at December 31, 2001 Baht'000	Additions Baht'000	Repayments/ Settlements Baht'000	Balance as at December 31, 2002 Baht'000
THE COMPANY ONLY				
Advances				
- Subsidiary	3	77	(3)	77
- Related parties	42	60	(42)	60
Total	45	137	(45)	137

In 2002, Prachuap Port Company Limited has written off short-term loans to SV Marine Company Limited the amount of Baht 63 million in full due to preclude by prescription.

16.3 Business transactions

Transactions with related companies in the balance sheet are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Accounts and notes receivable, net of allowance for doubtful accounts	1,338,670	811,518	1,327,808	802,530
Other receivables	197	199	262	357
Other current assets	16,762	9,081	16,589	8,839
Other assets	4,840	4,840	3,591	3,591
Accounts payable	21,445	14,809	52,891	44,597
Accrued expenses	23,822	28,835	38,807	43,064

.../19

Transactions with related companies in the statement of income are mainly as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	2002	**2001**	**2002**	**2001**
	Baht'000	**Baht'000**	**Baht'000**	**Baht'000**
Sales	9,461,163	5,496,861	9,461,163	5,496,861
Service income	114,434	93,146	-	-
Other income (before deduction of the related costs)	172,181	131,036	175,420	135,851
Cost of sales	193,891	94,422	663,337	339,665
Purchase raw material	-	68,559	-	68,559
Selling and administrative expenses	285,866	248,060	305,839	259,497
Interest expenses	-	2,289	-	2,289
Gain from settlement of debts	-	70,000	-	70,000

The Company has policies to sell the products to shareholders' group and related companies at the same price sold to the third party.

Other income, which is fine charged for delayed payments, is fixed by the management at the funding cost. Other income from sale of scrap material is realized based on scrap weight and at the price determined by the Company.

Transportation expenses which are recorded as production cost are payable at the rates agreed in the transportation agreement based on cargo weight and distance.

Selling and administrative expenses which are freight expenses are payable at the rates agreed in the transportation agreement based on cargo weight and distance. Rent of the office and warehouse are as agreed under the lease agreement. Service charge for employees' accommodation is fixed on a year by year basis as agreed with the owner.

Prachuap Port Company Limited charges for port services rendered to the Company, related parties and third parties at the rates approved by the Ministry of Transportation.

West Coast Engineering Company Limited charges the fees for maintenance related services rendered to the Company at the rates agreed in the long-term maintenance service agreement and to related parties and third parties at terms and conditions normally applicable to transactions of the same nature.

During 2002 and 2001, the Company employed West Coast Engineering Company Limited to construct additional fixed assets amounting to Baht 14.5 million and Baht 9.4 million, respectively.

.../20

17. ADDITIONAL DISCLOSURE FOR QUALITY OF ASSETS

17.1 As at December 31, 2002, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivable aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
Over 12 months	6	400,444	5	393,888
Total		400,444		393,888
Allowance for doubtful accounts recorded		400,444		393,888

As at December 31, 2001, the Company and a subsidiary have customers who defaulted on payments. The following summarizes such accounts receivables aging:

	CONSOLIDATED		THE COMPANY ONLY	
	Number of accounts	Amount Baht'000	Number of accounts	Amount Baht'000
3 - 6 months	1	3,630	1	3,630
6 - 12 months	1	1,691	-	-
Over 12 months	7	469,751	5	393,888
Total		475,072		397,518
Allowance for doubtful accounts recorded		471,431		393,888

17.2 As at December 31, 2001, Prachuap Port Company Limited has a loan to a related company without collateral with accrued interest totaling Baht 63 million. The loan has been inactive since 1996. The subsidiary, therefore, provided the allowance for doubtful accounts of such loan in full in 1998. In 2002 , the subsidiary has written off the such loan in full (see Note 16.2).

17.3 As at December 31, 2002 and 2001, Prachuap Port Company Limited has advance and loan to director without collateral amounting to Baht 2.7 million and Baht 6 million, respectively which are the remaining balances after receiving Baht 3.3 million during the year 2002. The subsidiary provided an allowance for doubtful account in full for the remaining amount.

18. CONDITION IN ACCEPTING THE COMPANY'S SHARES AS LISTED SECURITIES IN THE STOCK EXCHANGE OF THAILAND

The Company has policies to sell the products to the group of shareholders and the related companies at the same prices sold to the third party and at the prices not lower than the average prices of imported hot-rolled coils to Bangkok which is in accordance with the condition in accepting the Company's shares as listed securities in The Stock Exchange of Thailand.

19. BUSINESS SEGMENT INFORMATION

Business segment information for the Company and subsidiaries is as follows:

	Types of business	Revenues and other Income		Net income		Assets employed	
		2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000	2002 Baht'000	2001 Baht'000
Sahaviriya Steel Industries Public Company Limited	Manufacturer of hot rolled coils	23,985,780	12,976,039	3,433,424	(629,656)	29,563,910	21,592,871
West Coast Engineering Company Limited	Maintenance Services	302,200	192,934	17,115	9,079	160,526	132,270
Prachuap Port Company Limited	Deep-sea port services	464,506	293,018	338,229	(43,543)	1,773,698	1,535,967
		24,752,486	13,461,991	3,788,768	(664,120)	31,498,134	23,261,108
Less Inter-company transactions		(680,864)	(276,582)	(208,125)	16,400	(632,051)	(427,370)
		24,071,622	13,185,409	3,580,643	(647,720)		
Less Minority interest in net income (loss)				(147,219)	18,064		
Net income (loss)				3,433,424	(629,656)		
Total assets						30,866,083	22,833,738

20. COMMITMENTS AND CONTINGENCIES

20.1 The Company has commitments regarding the agreements for construction of plant, purchases of machinery and equipment and related expenses amounting to approximately Baht 320 million and Baht 236 million as at December 31, 2002 and 2001, respectively.

The Company has commitments to banks regarding the outstanding letters of credit amounting to approximately US$ 15.2 million and Baht 44 million as at December 31, 2002 and 2001, respectively.

The two subsidiaries have commitments regarding capital expenditure and construction contract amounting to approximately Baht 6.4 million and Baht 8.47 million as at December 31, 2002 and 2001, respectively.

20.2 The Company and subsidiaries have contingent liabilities to banks for letters of guarantee issued on their behalf amounting to approximately Baht 93.5 million as at December 31, 2002 and 2001.

.../22

21. DISCLOSURE OF FINANCIAL INSTRUMENTS

21.1 Accounting policies

Accounting policies have been disclosed in Note 4.7

21.2 Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in a financial loss. The Company believes that it has no credit risk with respect to concentrations due to the number of its customers which sell different types of products.

In the case of recognized financial assets in the balance sheet, the carrying amount of the assets recorded in the balance sheet, net of a portion of allowance for doubtful debts and short-term receivables, represents the Company and its subsidiaries maximum exposure to credit risk.

21.3 Foreign exchange risk

Foreign exchange risk arises from the change in foreign currency exchange rates to have an adverse effect on the Company in the current reporting period and in future years. The Company expects that there may be an effect from changes in exchange rates resulted from a portion of assets and liabilities in foreign currencies which has not been hedged.

Information related to forward contracts is disclosed in Note 13.

21.4 Interest rate risk

Interest rate risk in the balance sheet arises from the potential change in interest rates having an adverse effect on interest expense of the Company and its subsidiaries in the current reporting period and in future years.

Information regarding interest rates and term of payments of long-term loans is disclosed in Notes 10 and 11.

21.5 Fair value of financial instruments

The following methods and assumptions are used by the Company and subsidiaries in estimating market value or fair value of financial instruments:

Cash in hand and at banks, short-term investments and accounts and notes receivable: For those with maturities not exceeding 90 days from December 31, 2002 and December 31, 2001, the carrying amounts approximate their fair values; for those with maturities exceeding 90 days, the fair values are estimated using the discounted cash flows analysis based on the current savings deposit rate.

Investment: Fair value for listed securities is based on quoted market prices. The current net assets values of non-listed securities, the fair values are estimated using the discounted cash flows analysis based on the current interest rates for similar types of borrowing arrangements.

.../23

Bank overdrafts and loans from financial institutions: The carrying amount of these financial liabilities which bear floating rates of interest approximates their fair values.

Accounts and notes payable: For those with maturities not exceeding 90 days from December 31, 2002 and December 31, 2001, the carrying amounts approximate their fair values. For those with maturities exceeding 90 days including long-term loans and convertible debentures, the fair values are estimated using the discounted cash flows analysis based on the current interest rates for similar types of borrowing arrangements.

As at December 31, 2002, the carrying values of financial assets and liabilities which are different from the fair values, are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Carrying Value Baht'000	Fair Value Baht'000	Carrying Value Baht'000	Fair Value Baht'000
Financial assets:				
Fixed deposits as collateral	16,200	16,176	-	-
Account receivable	1,897,112	1,897,010	1,882,392	1,882,289
Investment in other Company	561,621	1,451,260	561,621	1,451,260
Financial liabilities:				
Long-term loans	12,372,365	10,336,021	11,696,426	9,482,259
Convertible debentures	2,582,151	1,996,749	2,582,151	1,996,749

As at December 31, 2001, the carrying values of financial assets and liabilities which are different from the fair values, are as follows:

	CONSOLIDATED		THE COMPANY ONLY	
	Carrying Value Baht'000	Fair Value Baht'000	Carrying Value Baht'000	Fair Value Baht'000
Financial assets:				
Fixed deposits as collateral	16,200	16,166	-	-
Account receivable	1,123,655	1,123,539	1,110,849	1,110,732
Investment in other Company	561,621	1,413,315	561,621	1,413,315
Financial liabilities:				
Long-term loans	12,285,757	10,291,114	11,384,674	9,360,107
Convertible debentures	2,537,026	2,000,838	2,537,026	2,000,838